Exhibit 99.2

Management’s Discussion and Analysis

For the Three and Six months Period Ended January 31, 2021

Corporate Office- Canada Suite 300 - Bellevue Centre 235 -15th Street West Vancouver, BC V7T 2X1 Tel: 604-921-1810 Fax: 604-921-1898	Corporate Office- US 820 Heinz Avenue Berkeley, CA, 94710 Tel: 1-888-485-6340 Fax: 424-245-3719

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

1. Management’s Discussion and Analysis

The following discussion and analysis are management’s assessment of the results and financial condition of BriaCell Therapeutics Corp. (collectively, “BriaCell”, “we” or the “Company”).

The following information should be read in conjunction with the unaudited condensed interim financial statements for the three and six months ended January 31, 2021 and the notes to those financial statements, all of which are available on BriaCell’s issuer profile on SEDAR at www.sedar.com and on the Company’s website at www.briacell.com.

The date of this management’s discussion and analysis (“MD&A”) is March 31, 2021. The Company’s comparative amounts in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under RISKS AND UNCERTAINTIES in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Risk factors affecting the Company include risks associated with the undertaking of a new business model; share dilution; a history of operating losses; early stages of development; ability to manage growth; unproven market; manufacturing, pharmaceutical development and marketing capability; pre-clinical studies and initial clinical trials are not necessarily predictive of future results; raw materials and product supply; the need for additional capital and access to capital markets; competition; intellectual property; litigation to protect the intellectual property; dependence upon management; governmental regulation and litigation risk the Company’s ability to attract and retain skilled employees and contractors, and changes in foreign currency exchange rates.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

2. Description of Business

BriaCell was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the TSX Venture Exchange (“TSXV”), and as of February 24, 2021, on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW”. The Company is developing a new therapy for advanced breast cancer. The address for the Company’s registered office is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1.

3. Operations Review

Overview

BriaCell is an immuno-oncology focused biotechnology company developing targeted and safe approaches for the management of cancer. Immunotherapies have come to the forefront in the fight against cancer. They harness the body’s own immune system to recognize and destroy cancer cells. BriaCell owns the US patent to SV-BR-1-GM (Bria-IMT™), a whole-cell targeted immunotherapy for cancer (U.S. Patent No. 7,674,456), as well as patents related to PKCδ inhibitors (U.S. Patent Nos. 9,364,460 and 9,572,793). The Company is currently advancing its targeted immunotherapy program by prioritizing a Phase I/IIa clinical trial with Bria-IMT™ in combination with immune checkpoint inhibitors and a companion diagnostic test, BriaDX™, to identify patients likely benefitting from Bria-IMT™. BriaCell currently has a non-exclusive clinical trial collaboration with Incyte Corporation (“Incyte”) to evaluate the effects of combinations of novel clinical candidates. Under the agreement, Incyte and BriaCell will be evaluating novel combinations of compounds from Incyte’s development portfolio with BriaCell’s drug candidates in advanced breast cancer patients. BriaCell is conducting a Phase I/IIa clinical trial of Bria-IMT™, BriaCell’s lead candidate, in a combination study with immune checkpoint inhibitors such as the Incyte drugs INCMGA00012 (an anti-PD-1 antibody similar to pembrolizumab [KEYTRUDA®; manufactured by Merck & Co., Inc. (NYSE: MRK)]) and epacadostat, an orally bioavailable small-molecule inhibitor of indoleamine 2,3-dioxygenase 1 (IDO1). The combination study is listed in ClinicalTrials.gov as NCT03328026.

The Company has demonstrated an early proof of principle with Bria-IMT™ without an immune checkpoint inhibitor and is intent on building upon these results to further develop Bria-IMT™ through additional clinical testing. The results of two previous Phase I clinical trials (one with a precursor of the Bria-IMT™ targeted immunotherapy and the other with Bria-IMT™) were encouraging in terms of both safety and efficacy in patients with stage IV breast cancer who had failed other available therapies including various kinds of chemotherapy. Most notably, a patient with recurrent metastases developed a remarkable response after Bria-IMT™ injections. A lesion in the lung regressed totally and near-complete responses were seen in other lesions. Injections were stopped as the patient completed the clinical protocol. About three months after the last Bria-IMT™ injection, the patient was found to have relapsed, both locally and in distant areas including the brain. Within 2 months after restarting Bria-IMT™ (after having obtained FDA permission), all areas of involvement showed significant regressions, including regression of multiple lesions in the brain.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

This patient was found to allele-match1 with Bria-IMT™ at HLA-DRB1 and HLA-DRB3, human leukocyte antigen (HLA) genes implicated in helper T cell activation and as such potentially involved in the generation of tumor-directed cellular and/or humoral (antibodies) immune responses.

Additional breast cancer patients have been dosed with Bria-IMT™ in 2017-2018, of which some have experienced mixed responses (tumor regression at some sites but not at others). Again, these responses were seen in patients who matched Bria-IMT™ at certain HLA alleles.

These are very preliminary results but suffice to clearly demonstrate biological activity for inducing tumor regression, an excellent safety profile, and validate the preliminary findings. Furthermore, the data adds importantly to a proposed mechanism of action in that all patients with tumor regressions in the initial two clinical trials (without immune checkpoint inhibitor) have had at least 1 HLA allele match with Bria-IMT™. This is an important confirmation that Bria-IMT™ can be effective in shrinking metastatic breast cancer, especially in patients who match at certain HLA alleles.

Subsequently Bria-IMT™ was evaluated in combination with KEYTRUDA® in 11 patients with advanced breast cancer. The combined treatment was generally safe and well tolerated without dose limiting toxicities. Of the eleven patients, 2 had regression of multiple tumors and another had stable disease with clinical benefit. This study is proceeding now evaluating the combination of Bria-IMT™ with the Incyte assets.

Bria-IMT™ was developed from a patient diagnosed with grade 2 breast cancer. As for other cancers, breast cancer can be subdivided based on its histologic appearance (how it looks under the microscope) into grade 1 or well-differentiated (where the microscopic appearance looks a lot like normal breast tissue); grade 2 or moderately differentiated (where the microscopic appearance looks somewhat like normal breast tissue) and grade 3 or poorly differentiated (where the microscopic appearance looks nothing like normal breast tissue). Since Bria-IMT™ is derived from a tumor specimen from a patient with grade 2 breast cancer, it may have retained some of the characteristics of grade 2 disease. Consistently, a high proportion of patients with grade 1 or grade 2 breast cancer who had been involved in our clinical studies had disease control, regardless of HLA-matching, suggesting that this subset may also derive more benefit from the Bria-IMT™ therapy.

1HLA alleles correspond to HLA types and are typically used to match patients with organs when they are receiving an organ transplant (like a kidney transplant).

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

On February 12, 2019 and March 18, 2019, the Company’s Board of Directors was substantially restructured. Mr. Jamieson Bondarenko, Dr. Rebecca Taub, and Mr. Vaughn C. Embro-Pantalony were appointed as new Board members. Dr. Saeid Babaei, Mr. Rahoul Sharan, and Mr. Martin Schmieg, resigned from the Board of Directors. On August 12, 2019, BriaCell appointed Mr. Richard J. Berman, JD, MBA, to its Board of Directors, but he subsequently resigned on October 26, 2020 citing other commitments and Mr. Martin Schmieg re-joined the board. After these restructuring events, the current Board of Directors consists of:

●	Dr. William V. Williams, Director and Chief Executive Officer;
●	Mr. Jamieson Bondarenko, Director and Chairman of the Board;
●	Dr. Charles Wiseman, Director;
●	Dr. Rebecca Taub, Director;
●	Mr. Vaughn C. Embro-Pantalony, Director;
●	Mr. Martin Schmieg, director

Significant financial developments during period

Share issuances

On August 18, 2020, the Company issued 50,000 restricted common shares to Sichenzia Ross Ference LLP or certain members or employees of Sichenzia Ross Ference LLP as compensation for legal services. The shares were valued at $8.10 per share and the Company recorded a loss on the extinguishment of debt of $31,000.

Issuance of a Convertible Note

In a press release dated November 17, 2020, BriaCell announced that it has closed a brokered private placement (the “Offering”) of an unsecured convertible debenture unit of the Company (the “Unit”) to a single subscriber, purchased at a price of $375,000, less an original discount of approximately 29.33%, for aggregate gross proceeds of $265,000.

The Unit is comprised of (A) $375,000 principal amount (“Principal Amount”) of a 5.0% convertible unsecured debenture of the Company (the “Debenture”), due on the earlier of (i) 5 years from the issue date; (ii) the Company receiving $2,000,000 or more by way of private placement or public offering; or (iii) such earlier date as the principal amount hereof may become due, subject to extension upon mutual agreement of the Company and the holder of the Debenture; and (B) 69,188 common share purchase warrants of the Company (“Warrants”).

The Debenture is convertible, at the option of the holder thereof, from the period beginning on May 16, 2021, until the repayment of the Debenture in full, into that number of common shares of the Company (“Common Shares”) computed on the basis of the principal amount of the Debenture divided by the conversion price of $5.42 per Common Share (the “Conversion Price”).

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Each Warrant entitles the holder thereof to purchase one Common Share of the Company (each a “Warrant Share”) for a period of five (5) years from the Closing Date at a price of $5.42 per Warrant Share, subject to adjustment as set forth in the Warrants. Each Warrant may also be exercised by presentation and surrender of the Warrant to the Company with a written notice of the Subscriber’s intention to effect a cashless exercise.

The Debenture will bear interest at a rate of 5.0% per annum and the Debenture may be prepaid in full or in part by the Company during the initial 120 day period after issuance of the Debenture without penalty. After 120 days, and only if the Company elects to prepay the Debenture prior to November 16, 2021, the Company will be required to pay a cash prepayment penalty equal to 35% of the Principal Amount of the Debenture (the “Prepayment Penalty”). In the event of default on the Debenture, the interest rate will increase to 12% per annum and a cash penalty payment equal to 40% of the Principal Amount of the Debenture will be added to the Principal Amount of the Debenture (the “Default Penalty”); and the Principal Amount, any accrued and unpaid interest and any other amount owing pursuant the Debenture, including any Prepayment Penalty and/or Default Penalty outstanding at that time shall be accelerated, and shall become immediately due and payable at the option of the holder.

In consideration for the services rendered by ThinkEquity, a division of Fordham Financial Management, Inc. (the “Broker”), the Broker received a cash commission of $26,500 from the Company in connection with the Offering. As additional consideration, the Company also issued to the Broker 4,890 non-transferable compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $5.42 at any time in whole or in part for a period of five (5) years from the Closing Date.

On March 1, 2021, the Principal amount and accrued interest we repaid.

Short-Term Loans

During the six months ended January 31, 2021, the Company received three unsecured loans from two directors and an officer in the total amount of US$25,000 (“Short-Term Loans”). The Short-Term Loans all bear interest at 2.5% annually and are repayable on or before July 31, 2021.

During March 2021, all the short-term loans and accrued interest were repaid.

Nasdaq Capital Market Listing and Concurrent Financing (“Nasdaq Financing”)

On February 26, 2021, the Company closed its previously announced underwritten public offering in the United States. The Company offered 4,852,353 common units at a public offering price of US$4.25 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock (“Warrant”), and 1,030,000 pre-funded units at a public offering price of US$4.24 per unit, consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance at an exercise price of US$0.01 per common share. The Warrants have a per share exercise price of US$5.3125, can be exercised immediately, and expire five years from the date of issuance.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

The aggregate gross proceeds to the Company from the offering were approximately US$25 million, before deducting underwriting discounts, commissions and other offering expenses (“Nasdaq Financing”). The Company has granted the underwriter a 45-day option to purchase up to 882,352 additional shares of common stock and/or Pre-Funded Warrants and/or 882,352 additional warrants to cover over-allotments, if any. In connection with the closing of this offering, the underwriter has exercised its over-allotment option to purchase an additional 882,352 warrants. The underwriter has retained the right to exercise the balance of its over-allotment option within the 45-day period.

The common shares and warrants began trading on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW” respectively, on February 24, 2021.

The Company intends to use the net proceeds to fund clinical trials, research and development, and for general working capital and general corporate purposes.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-234292) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on February 23, 2021. This offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

Stock option grant

On March 29, 2021, the Company granted of an aggregate of 617,300 incentive stock options (“Stock Options”) to directors, officers, employees and consultants under the Company’s stock option plan (“Stock Option Grant”). Of the Stock Option Grant, 560,000 Stock Options were granted to Insiders, as such term is defined in the Securities Act (British Columbia). The Stock Options are exercisable at US$4.24 per share, vest immediately, and expire in 5 years from the date of issuance.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Clinical Operations

Bria-IMT™ PHASE I//IIa “monotherapy” clinical trial (Expanded Clinical Trial; ClinicalTrials.gov Identifier: NCT03066947)

Clinical Operations – Safety and Efficacy Data

As outlined in press releases dated April 23, 2019 and May 28, 2019, BriaCell has obtained evidence of efficacy and safety of Bria-IMT™ (Bria-IMT™) in the Clinical Trial (ClinicalTrials.gov Identifier: NCT03066947): Twenty-three patients received inoculations since the trial began in early 2017. The patients were all very heavily pre-treated with an average of 4 prior systemic therapy regimens (chemotherapy, biological therapy and/or “targeted” therapies). The regimen was well tolerated, had few side effects, and appears safe. Imaging studies have demonstrated regression of metastatic tumors in some patients especially those who match Bria-IMT™ at HLA alleles. Interim results were presented at the ASCO-SITC meeting on March 1, 2019, the Precision Breast Cancer Summit on April 25, 2019, and the 2nd Annual Next Gen Immuno-Oncology Congress on September 19, 2019, a total of 27 patients were treated with the Bria-IMT™ regimen: 4 in Dr. Wiseman’s original series in 2004-2006 and 23 in the monotherapy study (ClinicalTrials.gov Identifier: NCT03066947).

At completion of the clinical trial (ClinicalTrials.gov identifier: NCT03066947), a total of 23 subjects had been dosed (press release dated January 2, 2019). Patients were evaluated for clinical and immune responses. Clinical responses could include progressive disease (PD), stabe disease (SD), partial response (PR) or complete response (CR). Patients with SD, PR or CR were considered to have disease control. The clinical responses were influenced by the ability of the patients to develop a cellular immune response against Bria-IMT™. Those unable to develop a cellular immune response (as measured by delayed-type hypersensitivity - DTH) did not respond, while of those who did respond all had evidence of a DTH response. These results for Dr. Wiseman’s original series in 2004-2006 (4 patients) and the monotherapy study (ClinicalTrials.gov Identifier: NCT03066947) (23 patients) are noted here.

Patients	HLA Match	Disease Control*	Disease Control in Immune Responders**
N=6	≥2	50%	75%
N=20	≥1	25%	33%
N=7	0	29%	29%

Clinical and DTH responses for patients treated with Bria-IMT regimen monotherapy in the Phase I/IIa studies. These data support the hypothesis that both the ability to mount an immune response to Bria-IMT™ and at least one HLA match is needed to see a clinical response.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Bria-IMT™ PHASE I//IIa “combination therapy” clinical trial (ClinicalTrials.gov Identifier: NCT03328026)

Clinical Operations - Combination study of Bria-IMT™ with Immune Checkpoint Inhibitors

Immune checkpoint inhibitors such as pembrolizumab (KEYTRUDA®; anti-PD-1), designed to overcome immune suppression in cancer patients, have come to the forefront in the fight against cancer with substantial benefits for some patients. The significance of immune checkpoint inhibitors was recognized by the Nobel committee by awarding Dr. Tasuku Honjo (PD-1) and Dr. James P. Allison (CTLA-4) the 2018 Nobel Prize in Physiology or Medicine (Scientists behind game-changing cancer immunotherapies win Nobel medicine prize), validating the Company’s decision to launch a combination therapy with the immune checkpoint inhibitors.

Bria-IMT™, in essence a breast cancer cell line with features of immune cells (the cells that start immune responses) and engineered to produce an immune-activating factor (GM-CSF), has been shown to stimulate T cells, i.e., important cells of the immune system. BriaCell has published these findings in a leading immunology journal in the first half of 2018. Based on the published, proposed mechanism of action of Bria-IMT™, the Company envisions that Bria-IMT™ and immune checkpoint inhibitors can exert additive or synergistic tumor-directed effects. It is important to note that pembrolizumab (KEYTRUDA®) and related checkpoint inhibitors have not been shown to work on their own in breast cancer but are approved for other indications.

Clinical Operations –Combination Therapy

In a press release dated October 30, 2017 BriaCell announced that the FDA has approved a combination study of Bria-IMT™ with pembrolizumab {Keytruda; manufactured by Merck & Co., Inc. (NYSE: MRK)} or ipilimumab {Yervoy; manufactured by Bristol-Myers Squibb Company (NYSE:BMY)} for patients previously treated with Bria-IMT™ from the ongoing Phase I/IIa Clinical Trial in Advanced Breast Cancer. This approach is based on the hypothesis that both pembrolizumab and ipilimumab may improve the anti-tumor activity of Bria-IMT™ in patients with advanced breast cancer. Safety and efficacy data will be evaluated.

After noting that >90% of patients treated in the NCT03066947 study were positive for PD-L1, a target for Keytruda, BriaCell modified the protocol to eliminate Yervoy and so that new patients can enter directly into the Combination (“Combo”) study entitled “A Phase I/IIa Study of the SV-BR-1-GM Regimen in Metastatic or Locally Recurrent Breast Cancer Patients in Combination with Pembrolizumab” (ClinicalTrials.gov Identifier: NCT03328026). Subsequently, BriaCell entered into a clinical trial collaboration agreement with Incyte Corporation (announced April 2, 2019). This agreement gave BriaCell access to Incyte’s anti-PD-1 therapy INCMGA00012, which has a mechanism of action similar to Keytruda, and to epacadostat, an inhibitor of indoleamine dioxygenase (IDO), which is another immune checkpoint, for use in combination with Bria-IMT™. The Combo study is currently (status: November 20, 2020) open for enrolment although as a result of COVID enrolment has been on hold.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

As outlined in press releases dated April 3, 2019, and September 19, 2019, BriaCell announced early efficacy data of BriaCell’s novel immunotherapy, Bria-IMT™, in combination with pembrolizumab [KEYTRUDA®; manufactured by Merck & Co., Inc. (NYSE: MRK)] in advanced breast cancer patients. Detailed findings are included below, with early evidence suggesting rapid additive or synergistic anti-tumor activity including examples of tumor reduction at multiple sites and disease stabilization. Additionally, the combination was very safe and well-tolerated in all 11 patients treated with the combination.

BriaCell had hypothesized that combining Bria-IMT™, which “puts the foot on the gas” of the immune system, with immune “checkpoint inhibitors”, such as KEYTRUDA®, which act by “awakening” a component of the immune system, would lead to more powerful anti-cancer activity compared to Bria-IMT™ alone. Initial efficacy data for the first six patients supports BriaCell’s hypothesis. For Bria-IMT™ alone in the monotherapy study, HLA matching between the patient and Bria-IMT™ appeared to be important for the development of anti-cancer activity, but the combination with KEYTRUDA® appears to overcome this limitation.

Summary of Early Data of Bria-IMT™ with KEYTRUDA® Combination Study

●	All 11 patients were very heavily pre-treated with a median of 4 prior systemic therapy regimens (such as chemotherapy) prior to enrollment in BriaCell’s Combination Study.

●	These patients previously did not respond to a number of currently available therapies, and many had very weak immune systems, further emphasizing the importance of the positive results observed in BriaCell’s Combination Study.

Efficacy Data

Four patients rolled-over from BriaCell’s Bria-IMT™ monotherapy study:

●	One woman with stable disease on monotherapy had been on 8 prior chemotherapy regimens and had extensive tumor growth in her liver. She experienced a 25% reduction in the sum of diameters of her liver metastases within 2 months.

●	She had a tumor type that typically does not respond to KEYTRUDA® alone, suggesting distinct benefits by the Combination Study.

●	Of note, she is not an HLA match with Bria-IMT™ suggesting that the combination with KEYTRUDA® may not require a ‘match with Bria-IMT™’ to result in tumor reduction. Consequently, the Combination Study regimen may work for patients regardless of HLA matching.

●	She was able to develop a very strong immune response to Bria-IMT™ (as measured by skin testing (DTH)).

●	Three women had progressive disease prior to the Combination Study – they were only dosed for a short time, and either discontinued the treatment or showed progressive disease. They had very weak immune systems and very advanced cancer prior to BriaCell’s Combination Study.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Seven patients entered the Combination Study directly without previous Bria-IMT™ treatment:

●	One woman who had been on 12 prior regimens with 16 different agents, including 13 chemotherapy agents, had breast cancer metastatic to the adrenal gland and to the dura mater (the outside lining of the brain) and behind the left eye.

●	After less than 2 months on treatment, she had a marked reduction in the size of her adrenal and dural metastases.

●	She matched Bria-IMT™ at two HLA alleles (“type”).

●	She was able to develop and very strong immune response to Bria-IMT™ (as measured by skin testing (DTH)).

●	There is more on this patient below (see January 13, 2020, press release information).

●	One woman achieved stable disease, in spite of 9 prior anti-cancer regimens (including 6 chemotherapy regimens and 3 biological therapy regimens) and therefore appears to have derived clinical benefit from the combination treatment. She matched Bria-IMT™ at one HLA allele (“type”).

Safety Data

The combination was very safe and well-tolerated in all 11 patients of the study.

On January 9, 2020, BriaCell announced it had identified a new group of patients with high levels of clinical benefit in response to its novel immunotherapy, and its combinations.

Breast cancer is subdivided into 3 categories based on its appearance under the microscope: Grade 1 (well differentiated), Grade II (moderately differentiated) and Grade III (poorly differentiated). The Bria-IMT™ cell line was derived from a Grade II tumor biopsy. Upon reanalysis of some of its clinical data, BriaCell learned of correlative patterns of tumor response in Grade I/II breast cancer patient populations. In the Company’s view, this seems logical because Bria-IMT™ is derived from a Grade II (moderately differentiated) breast cancer tumor. Importantly, approximately 40% of recurrent breast cancers are Grade I/II.

Monotherapy: The clinical benefit rate in BriaCell’s monotherapy studies for Grade I/II patients with immune responses was 5/7 (71%) despite the fact that these patients were very heavily pre-treated with a median of 7 prior regimens (such as chemotherapy).

Combination study of Bria-IMT™ with KEYTRUDA®: All 3 patients with Grade I/II tumors had clinical benefit (100%). All of these patients had been very heavily pre-treated with 14-15 prior regimens.

Further analysis of the patients with Grade I/II tumors shows that patients with greatest tumor reductions within the Grade I/II subset also had double HLA matches with Bria-IMT™ in both monotherapy and combination study groups. Based on the Company’s new findings, it believes it is able to identify a sizeable patient population who will derive significant clinical benefit from treatment with Bria-IMT™, adding further biomarker capability incremental to the Company’s HLA-matching hypothesis.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

On January 13, 2020, the Company provided an update on the previously-announced top responder (“Remarkable Responder”) in the combination study of its lead candidate, Bria-IMT™, with Incyte’s INCMGA00012, a PD-1 inhibitor. The patient, who had experienced notable tumor shrinkage while on treatment with Bria-IMT™ in combination with the PD-1 inhibitor pembrolizumab [KEYTRUDA®; manufactured by Merck & Co., Inc. (NYSE: MRK)], had since transitioned to treatment in combination with INCMGA00012. On this combination treatment, the patient had had a subsequent further remarkable reduction in a breast cancer tumor behind the left eye in the left orbital region. This tumor, which had pushed the eye forward from the skull (known as proptosis), had resolved following 3 months of treatment. The tumor had shrunk by 19% during treatment with the Bria-IMT™ regimen in combination with KEYTRUDA®, and had completely disappeared during treatment in combination with INCMGA00012. While not all of the patient’s tumors have resolved, the proptosis and associated eye problem have been resolved. This patient had an overall 70% reduction in the sum of diameters of her measurable tumors, qualifying as a partial response (PR).

BriaCell’s “matching hypothesis” has been further strengthened: The Remarkable Responder matched Bria-IMT™ at 2 HLA loci (HLA-C and HLA-DRB3). BriaCell’s immunotherapy treatment appears most effective when the patient’s HLA-type matches the Bria-IMT™ HLA-type as concluded in prior Phase IIa proof-of-concept work.

This patient remained on study for over 9 months before there was disease progression. She is no longer on the study.

An Investigator initiated study of the combination of the Bria-IMT™ regimen with KEYTRUDA® at Thomas Jefferson University was cancelled due to lack of funds.

Combination Therapy with Incyte Drugs

On October 7, 2019, BriaCell announced dosing of the first patient in its Phase I/IIa Study evaluating Bria-IMT™ in combination with INCMGA00012 and epacadostat in patients with advanced breast cancer. The study design includes an initial group of patients to be treated with the Bria-IMT™ regimen in combination with INCMGA00012, Incyte’s PD-1 inhibitor (similar to KEYTRUDA®) to establish safety. A subsequent group of patients will be treated with the triple combination of the Bria-IMT™ with INCMGA00012 and epacadostat, Incyte’s IDO inhibitor. The dose of epacadostat to be used has been established to be safe when given in combination with INCMGA00012 in patients with cancer. The goal is to remove cancer-induced suppression of the immune system (i.e., taking the foot off the brakes that the cancer puts on the immune system) thereby awakening the immune response. This should permit the potent immune responses induced by the Bria-IMT™ regimen (i.e., putting the foot on the gas pedal) to attack the cancer.

As noted in a press release dated October 21, 2020, BriaCell announced the overall survival (OS) data of its lead product candidate, Bria-IMT™, in combination with Checkpoint Inhibitors in advanced breast cancer patients. Additional overall survival data from the clinical studies was presented in a poster session on December 9 – 11 during the 2020 San Antonio Breast Cancer Symposium® (SABCS), a virtual event.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Median OS of over 12 months has been observed for patients with Grade I/II tumors treated with Bria-IMT™ either with or without an immune checkpoint inhibitor. Checkpoint inhibitors included pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.), and more recently, Incyte’s INCMGA00012 (by Incyte Corporation). This data is derived primarily from patients previously disclosed (see press release dated June 22, 2020). An OS of 7.2-9.8 months in similar patients with metastatic breast cancer in the third line setting has recently been published (Kazmi S, et al. “Overall survival analysis in patients with metastatic breast cancer and liver or lung metastases treated with eribulin, gemcitabine, or capecitabine.” Breast Cancer Res Treat. 2020).

The SABCS® presentation is posted on https://briacell.com/novel-technology/scientific-publications/.

Clinical Operations – Clinical Sites

Enrollment in the Phase I/IIa “monotherapy” study with Bria-IMT™ (ClinicalTrials.gov Identifier: NCT03066947) was completed in November 2018. All patients have either ceased treatment or “rolled over” to the “combination therapy” trial (Combination Study of SV-BR-1-GM in Combination With Pembrolizumab, ClinicalTrials.gov Identifier: NCT03328026). As of November 20, 2020, 12 patients have been dosed in the latter “combination therapy” trial as noted above. The study is currently on hold due to the COVID-19 pandemic and ongoing efforts to secure funding for the study. The following clinical sites are listed in the combination therapy trial (ClinicalTrials.gov Identifier: NCT03328026):

●	St. Joseph Heritage Healthcare, Santa Rosa, CA; Principle Investigator: Dr. Jarrod P Holmes, M.D.

●	Sylvester Comprehensive Cancer Center, University of Miami, FL: Principal Investigator: Dr. Carmen J Calfa, MD

●	Cancer Center of Kansas (CCK): Principle Investigator: Dr. Shaker R. Dakhil, MD. Under the direction of Dr. Dakhil, the Cancer Center of Kansas lists 16 offices, and 13 Sub Investigators.

Manufacturing

cGMP Manufacturing of Bria-IMT™ at KBI Biopharma, Inc.

cGMP-grade Bria-IMT™ is also manufactured at KBI Biopharma, Inc. (The Woodlands, Tx). As outlined in a press release dated September 14, 2017, KBI Biopharma, Inc. has developed a novel formulation of Bria-IMT™ permitting cold-chain (liquid nitrogen-based dry shippers) transport to the clinical sites. The previous “liquid” formulation of Bria-IMT™ was generated at the UC Davis GMP Facility (Sacramento, CA) and required transport at 2-8°C to the clinical sites where it needed to be inoculated within 24 hours after completion of the formulation process. As addressed in a press release dated January 2, 2019, BriaCell and KBI completed the development of a novel frozen formulation of Bria-IMT™ for on-demand shipment to clinical sites to accommodate higher patient volumes at reduced per-dose costs. Meanwhile, the new “frozen” formulation has been applied to several patients in the Company’s combination therapy clinical trial.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Clinical Trial Collaboration Agreement with Incyte

As outlined in a press release dated April 2, 2019, BriaCell announced a clinical trial collaboration and supply agreement (the “Agreement”) with Incyte (NASDAQ:INCY), a global biopharmaceutical company focused on discovering and developing novel therapeutics in oncology and other serious diseases.

The Agreement is focused on, but not limited to, the selection of novel combinations for the treatment of advanced breast cancer along with a planned clinical study of BriaCell’s lead candidate, Bria-IMT™, with Incyte’s selected compounds for advanced breast cancer.

Under the terms of the Agreement, BriaCell will evaluate combinations of novel therapeutics for the treatment of patients with advanced breast cancer. Incyte will provide BriaCell with selected novel compounds to be used in the planned combination study with Bria-IMT™.

Under the agreement, Incyte will provide compounds from its development portfolio, including INCMGA0012, an anti-PD-1 monoclonal antibody (similar to Keytruda®), and epacadostat, an IDO1 inhibitor, for use in combination studies with BriaCell’s lead candidate, Bria-IMT™, in advanced breast cancer patients. As announced in a press release dated October 7, 2019, BriaCell has initiated dosing of Bria-IMT™ in combination with INCMGA00012.

Presentations and public updates

Conference and Symposia Presentations

As announced in a press release dated June 22, 2020, BriaCell announced the results of clinical studies with its lead product candidate, Bria-IMT™, would be summarized in a poster session during AACR Annual Meeting 2020, Virtual Meeting II, a virtual event held June 22-24, 2020. The poster describes clinical and pharmacodynamic responses to Bria-IMT™ regimens in patients with advanced breast cancer from two phase I/IIa trials, one with 23 evaluable patients treated with Bria-IMT™ as monotherapy and the other with 11 evaluable patients treated with Bria-IMT™ in combination with pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.). In essence, the poster demonstrates that patients with tumor regression (i.e., a decrease in the size of a tumor) tended to have certain biologic characteristics, including well or moderately differentiated tumors. The patient data summarized and discussed belong to previously-disclosed patients (i.e., no incremental numbers enrolled).

The abstracts published in advance of the AACR meeting were made available for viewing through the AACR website. The poster is posted on https://briacell.com/novel-technology/scientific-publications/.

Additional presentations are described below.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

AACR Meeting

Presentation Title: Clinical and pharmacodynamic responses to a modified whole tumor cell immunotherapy in patients with advanced breast cancer from two phase I/IIa trials.

Summarized Data:

Monotherapy Study

●	The patients were heavily pre-treated having failed an average of 5 prior regimens.

●	Of 23 patients studied, 1 had “well”, and 5 had “moderately” differentiated tumors with the rest poorly differentiated.

●	One patient in the monotherapy study with a “poorly” differentiated tumor showed tumor regression, whereas 2 patients with “well” or “moderately” differentiated tumors had tumor regressions.

●	The responders have a higher tendency to develop T cell proliferative responses per se compared to non responders.

Combination Study

●	The patients were heavily pre-treated having failed an average of 4 prior regimens.

●	Of 11 patients in the study with KEYTRUDA®, 3 had “moderately” differentiated tumors.

●	Tumor regression was observed in 2 patients. Both patients had “moderately” differentiated tumors, similar to the tumor from which Bria-IMT™ was derived.

Both Studies

●	Patients with “well” or “moderately” differentiated tumors were analyzed separately. This included 6 patients from the monotherapy study (5 able to develop an immune response) and 3 from the combination therapy study (all able to develop an immune response). One patient started her treatment on monotherapy study and continued on the combination therapy study.

●	Patients had multiple prior treatments with median of 7 prior treatment regimens.

●	Patients with “well” or “moderately” differentiated tumors were more likely to show disease control (86% response rate in immune responders).

In conclusion, the data indicates that the Bria-IMT™ regimen with or without KEYTRUDA® appears to be able to induce an effective immune response and tumor regression in advanced breast cancer patients. Patients with “well” or “moderately” differentiated tumors were more likely to respond with tumor regression and disease control. A more robust immune response appeared to have occurred in patients who responded to treatment with tumor regression compared to those who did not.

As noted in a press release dated August 17, 2020, BriaCell announced the results of clinical studies with its lead product candidate, Bria-IMT™, summarized in a poster session during the SSO 2020 International Conference on Surgical Cancer Care™, a virtual event held in the evenings of August 17-18, 2020. The patient data summarized and discussed belong to previously-disclosed patients (i.e., no incremental numbers enrolled).

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Society for Surgical Oncology:

The details of BriaCell’s SSO 2020 poster are as follows:

Presentation Title: Results of a Phase I/IIa Trial of Combination Whole-Cell Targeted Immunotherapy Vaccine and Checkpoint Inhibitor in Treatment of Metastatic/Recurrent Breast Cancer

Session Dates: August 17-18

Session Time: 6pm ET

Summarized Data:

●	The patients were heavily pre-treated having failed an average of 9 prior treatment agents received.

●	Of 11 patients in the study with KEYTRUDA®, a pronounced tumor regression was observed in 2 patients.

●	No serious side effects were observed in the patients who were treated with the combination.

●	Immune system activation was strongly correlated with clinical benefits in the patients who were treated with the combination.

●	The median of progression-free survival was 183 days, suggesting clinical benefit of the treatment in the patients.

In conclusion, no serious side effect was observed in the 11 evaluable patients as a result of the treatment with the Bria-IMT™ regimen with KEYTRUDA®. Additionally, our preliminary data showed that the treatment regimen was able to activate the immune system and induce potential anti-tumor immunity in advanced breast cancer patients. Importantly, a robust immune response appeared to be associated with clinical benefit and more pronounced tumor regression in the patients, suggesting clinical efficacy of the combination regimen in this heavily pre-treated patient population.

3rd Annual Biologics World Nordic 2020 Conference

As noted in a press release dated September 15, 2020, BriaCell announced that Dr. Bill Williams, BriaCell’s President & CEO, will be presenting at the 3rd Annual Biologics World Nordic 2020 Conference, a virtual event held during September 30 – October 1, 2020.

The presentation is posted on https://briacell.com/novel-technology/scientific-publications/.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

The details of BriaCell’s presentation are as follows:

Presentation Title: Targeted Immunotherapy for Breast Cancer: A Personalized Off-the-Shelf Approach

Date and Time: September 30, 2020 - 3.30 PM (UTC+1) or 10:30 AM (ET)

San Antonio Breast Cancer Symposium®

As noted in a press release dated October 6, 2020, BriaCell announced that its lead product candidate, Bria-IMT™, will be featured in a poster session on December 9 – 11 during the 2020 San Antonio Breast Cancer Symposium® (SABCS), a virtual event. As further noted in a press release dated December 9, 2020, BriaCell announced the presentation of clinical data at the 2020 San Antonio Breast Cancer Sumposium®.

The poster summarized the clinical and pathological data of the Bria-IMT™ monotherapy study and Phase I/IIa clinical study of Bria-IMT™ in combination with immune checkpoint inhibitors including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.), and more recently, Incyte’s INCMGA00012 (by Incyte Corporation), in advanced breast cancer.

The presentation is posted on https://briacell.com/novel-technology/scientific-publications/.

The details on the poster presentations are as follows:

Abstract Number: 1313

Presentation Title: Response to a modified whole tumor cell targeted immunotherapy in patients with advanced breast cancer correlates with tumor grade Session Date: December 9-11, 2020

Program Number: PS17-20 Session Title: Poster Session 17

The abstracts for these presentations are available online on the SABCS website at https://www.sabcs.org.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Highlights of the Clinical Data:

30 patients were treated with the Bria-IMT™ regimen (19 with the Bria-IMT™ regimen alone, 4 who began on the Bria-IMT™ regimen and transitioned to combination with a combination with Incyte’s INCMGA00012, and 7 with combination therapy with of Bria-IMT™ with KEYTRUDA®).

11 of those patients had moderately-well differentiated tumors:

●	70% of these patients who were able to develop an immune response showed disease control suggesting that the Bria-IMT™, with a molecular signature most closely related to moderately-well differentiated tumors, may result in disease control especially in patients with moderately-well differentiated tumors. These patients were very heavily pre-treated with a median of 7 prior systemic therapy regimens (including chemotherapy, biological and “targeted” therapy). The median Progression-free survival (PFS) of this cohort was 5.7 months in the monotherapy study, and 6.9 months in combination therapy. Of the group, there were 9 patients with evaluable lesions including 6 with stable disease and 2 with partial responses according to RECIST criteria. One patient with stable disease had a marked reduction in numerous non-target lesions. The data suggests clinical and survival benefit for patients with moderately-well differentiated tumors who were treated with the Bria-IMT™ regimen with or without check point inhibitors. Notably, the survival benefit was higher in the group that received the Bria-IMT™ regimen with check point inhibitors suggesting an additive or synergistic effect.

●	The median overall survival (OS) for the combined monotherapy and combination therapy was 12.5 months (data on 6 patients with moderately-well differentiated tumors). An OS of 7.2-9.8 months in similar patients with metastatic breast cancer in the third line setting has recently been published (Kazmi S, et al. “Overall survival analysis in patients with metastatic breast cancer and liver or lung metastases treated with eribulin, gemcitabine, or capecitabine.” Breast Cancer Res Treat. 2020). This suggests a potentially significant survival benefit for the patients treated with the Bria-IMT™ regimen alone or in combination with check point inhibitors.

In summary, BriaCell observed tumor reduction and clinical benefit in heavily pre-treated advanced breast cancer patients, especially in those with moderately-well differentiated tumors, treated with the Bria-IMT™ regimen with or without immune checkpoint inhibitors. The addition of immune checkpoint inhibitors to the Bria-IMT™ regimen appeared to provide an additional clinical benefit suggesting an additive or synergistic effect.

Keystone Symposium®

As noted in a press release dated January 26, 2021, BriaCell presented clinical data at the Keystone Symposium, “Emerging Cell Therapies: Realizing the Vision of NextGen Cell Therapeutics”.

Presentation Title: Personalized off-the-shelf whole cell immunotherapy for cancer.

Highlights of the Clinical Data:

Monotherapy Study – 27 patients: The patients were heavily pre-treated (median of 5 prior therapy regimens). Disease control including stable disease (SD), partial responses (PR) or complete responses (CR) was seen in 8 patients (30%) suggesting clinical benefit. Importantly, disease control was more frequent in patients who had 2 or more HLA matches with Bria-IMT™ (67%) or had moderately or well differentiated tumors (63%) suggesting the potential importance of these factors in designing the next generation of personalized immunotherapies

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Combination Study – 12 patients (Bria-IMT™ regimen with checkpoint inhibitors): The patients were heavily pre-treated (median of 6 prior therapy regimens). Disease control was seen in 4 patients (33%). Importantly, patients with moderately or well differentiated tumors were more likely to achieve disease control (3/4, 75%) suggesting clinical benefit in this subset of patients. Furthermore, the data suggests the potential additive or synergistic effects of check point inhibitors when combined with the Bria-IMT™ regimen.

Patients with moderately or well differentiated tumors: The patients with moderately or well differentiated tumors (monotherapy and combination therapy studies combined) were heavily pre-treated (median of 8 prior therapy regimens). Disease control was seen in 7 of 11 patients (64%) suggesting clinical benefit in this subset of patients. This included 2 of 5 patients with objective responses, both of whom had 2 or more HLA matches with Bria-IMT™. Overall survival (OS), collected in 6 patients, was 12.5 months suggesting clinical benefit. In comparison, an OS of 7.2-9.8 months was reported in similar patients in the third line setting (Kazmi S, et al., Breast Cancer Res Treat. 2020).

Capitalizing on these findings, BriaCell has engineered cell lines to express specific HLA alleles allowing a single HLA match with ~99% and a double HLA match with ~90% of the population. These cell lines will provide a personalized approach to cancer immunotherapy that is pre-manufactured rather than prepared individually per patient, eliminating the time and complex manufacturing logistics of other personalized immunotherapies.

Research Grant, Personnel Change

As noted in a press release dated September 4, 2020, BriaCell announced that it has received a research grant from the Wiseman Cancer Research Foundation, a 501c(3) nonprofit organization based in Beverly Hills, CA. The research grants are awarded to individual scientists or entities that pursue outstanding research in immuno-oncology. Dr. Charles L. Wiseman, BriaCell’s Scientific Founder and Director currently serves as President of the Wiseman Cancer Research Foundation.

On a separate note, BriaCell announced that Senior Director, R&D, Markus Lacher, Ph.D., has left BriaCell to pursue other career interests.

Collaboration with the National Cancer Institute

As noted in a press release dated November 10, 2020, BriaCell announced a Cooperative Research and Development Agreement with the National Cancer Institute (NCI, Center for Cancer Research), part of the National Institutes of Health, to develop novel off-the-shelf personalized therapeutics for cancer.

Specifically, BriaCell and the National Cancer Institute will work together to conduct pre-clinical studies to develop and test Bria-OTS™, BriaCell’s off-the-shelf personalized immunotherapy, as a treatment for cancer to improve upon and broaden applicability of this therapeutic approach. BriaCell and NCI will use their combined expertise in tumor immunology, molecular biology and development of cellular therapies to design preclinical studies which are intended to trigger the immunologic pathways necessary to create potent immune responses against cancer in mouse models. The goal of the collaboration is to develop novel therapeutics for future clinical collaborations, allowing cancer patients to potentially benefit from potent and personalized cancer immunotherapy in the future.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

The NCI research will be led by Jay A. Berzofsky, M.D., Ph.D., Chief of the Vaccine Branch, Center for Cancer Research. As Chief, Dr. Berzofsky oversees the NCI Vaccine Branch’s basic, translational, and clinical research in cancer and retroviral vaccines and immunotherapy.

Bria-OTS™ involves a simple saliva test to determine the HLA-type of individual patients with breast cancer who are being evaluated for possible treatment with this novel therapy. BriaCell foresees engineering only 15 unique HLA-types (molecules), collectively referred to as Bria-OTS™, to allow sufficient HLA coverage to be able to treat >99% of the population. BriaCell then anticipates treating each patient with the appropriate pre-manufactured Bria-OTS™ formulation based on the particular patient’s HLA-type, depending on the outcome of the proposed preclinical studies.

Due to COVID-19 and current lack of funds, the cooperative agreement has not yet initiated.

Appointment to the Board of Directors

As noted in a press release dated December 1, 2020, BriaCell announced that Mr. Martin Schmieg has rejoined the Company as a member of its Board of Directors. Having previously served as a member of BriaCell’s Board of Directors from 2016 to 2019, Mr. Schmieg is a “C” level executive with a diversified background in the global biotech, med-tech and pharmaceutical industries with 40 years of business experience. He currently serves as Co-Founder and CEO of ClearIt, LLC., a private company based in Massachusetts. As a hands-on leader, Mr. Schmieg’s early career focused on accounting and financial management responsibilities serving as Chief Financial Officer to privately held Cytometrics, Inc., Advanced Bionics Corporation and publicly traded Sirna Therapeutics, Inc. and Isolagen, Inc. With Cytometrics, he raised $55 million in four rounds of venture capital financing to bring the company’s Cytoscan® instrument to market. With Advanced Bionics, he was the financial architect of the company’s sale to Boston Scientific (BSX) for $4.2 billion. With Sirna Therapeutics and in collaboration with its venture owners, he co-developed the company’s strategic plan which led to the company’s acquisition by Merck & Co for $1.3 billion.

In 2006, Mr. Schmieg assumed the position of Chief Executive Office of Freedom-2, Inc., a venture startup in novel dermatology applications. While at Freedom-2, Mr. Schmieg raised $14 million in venture capital and led the company in the development and market introduction of InfinitInk®, which was a Time Magazine “Invention of the Year” in 2008. In 2009, Mr. Schmieg reversed merged Freedom-2 into Nuvilex, Inc., now PharmaCyte, Inc.

Since 2010, Mr. Schmieg has been providing strategic advisory services to the life sciences industry including engagements with the following companies: NeoStem, Inc. (now Caladrius Biosciences, Inc.), Beckman Coulter Genomics, Calimmune, Inc., Cryoport, Inc., Sapientia Pharmaceuticals, Inc. and Rokk3r Labs, LLC. Martin holds a BS from LaSalle University, Philadelphia, PA and is a certified public accountant.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

4. Selected Financial Information

The following financial data prepared in accordance with IFRS in Canadian dollars is presented for the three and six month periods ended January 31, 2021 and 2020.

	Three month period ended January 31,		Six month period ended January 31,
	2021	2020	2021	2020
Expenses:
Research and development costs	$119,431	$1,216,051	$302,554	$2,220,697
General and administration costs	230,166	662,611	514,329	1,220,122
Share-based compensation	-	-	-	1,779
Total Expenses	349,597	1,878,662	816,883	3,442,598

Operating Loss	(349,597)	(1,878,662)	(816,883)	(3,442,598)

Finance expense	(56,251)	(3,952)	(75,566)	(6,208)
Change in fair value of convertible debt	-	-	-	(79,119)
Loss on extinguishment of debt	-	-	(31,000)	-
Foreign exchange loss	-	(332)	-	(20,096)
	(56,251)	(4,284)	(106,566)	(105,423)

Loss For The Period	(405,848)	(1,882,946)	(923,449)	(3,548,021)
Items That Will Subsequently Be Reclassified To Profit Or Loss
Foreign currency translation adjustment	163,988	(12,954)	207,403	(11,195)
	163,988	(12,954)	207,403	(11,195)
Items Reclassified To Profit Or Loss
Comprehensive Loss for the Period	$(241,860)	$(1,895,900)	$(716,046)	$(3,559,216)

Basic and Fully Diluted Loss Per Share	$(0.52)	$(2.63)	$(1.19)	$(5.07)

Weighted Average Number Of Shares Outstanding	771,962	721,962	773,175	702,022

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Three-month period ended January 31, 2021, compared to the three-month period ended January 31, 2020

Research Costs

Research costs are comprised primarily of (i) Salaries and wages to Company employees at our laboratory; and (ii) Clinical trials and investigational drug costs, which include the testing and manufacture of our investigational drugs and costs of our clinical trials.

For the three-month period ended January 31, 2021, research costs amounted to $119,431 as compared to $1,216,051 for the three-month period ended January 31, 2020. The significantly reduced research investment is as a result of the slow down in clinical trials due to the impact of COVID-19 on both patient recruitment and ongoing fundraising efforts of the Company, prior to the completion of the Nasdaq public offering in February 2021.

General and Administrative Expenses

For the three-month period ended January 31, 2021, general and administrative expenses amounted to $230,166 as compared to $662,611 for the three-month period ended January 31, 2020. The decrease is due to the decreased activity in the Company during this period.

Finance expense

For the three-month period ended January 31, 2021, finance expense amounted to $56,251 as compared to $3,952 for the three-month period ended January 31, 2020. Finance expense is incurred as a result of the receipt of interest bearing short-term loans, interest incurred on late payments to vendors, interest on government grants and accretion expenses. The increase is due to an issuance of a convertible loan and an increase in short-term loans.

Foreign Exchange Loss

For the three-month period ended January 31, 2021, the foreign exchange loss of $ nil as compared to $332 for the three-month period ended January 31, 2020. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in the United States and Canada, most of its monetary assets are held in Canadian dollars and most of its expenditures are made in US dollars. The Company has not hedged its exposure to currency fluctuations.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Loss for the period

The Company reported a loss for the three-month period ended January 31, 2021 of $405,848 as compared to a loss of $1,882,946 for the three-month period ended January 31, 2020. The primary reason for decrease in the loss in 2021 is due to the decrease in research costs and general and administration costs.

Comprehensive loss for the period

The Company reported a comprehensive loss for the three-month period ended January 31, 2021 of $241,860 as compared to a comprehensive loss of $1,895,900 for the three-month period ended January 31, 2020. The primary reason for decrease in the loss in 2020 is due to the decrease in research costs and general and administration costs.

The difference between net loss and comprehensive loss results from the foreign currency translation adjustment that arises upon the translation of the accounting records of the Company’s US subsidiary, whose functional currency is the US dollar into Canadian dollars for financial statement presentation purposes.

Six Month period ended January 31, 2021, compared to the six month period ended January 31, 2020

Research Costs

For the six-month period ended January 31, 2021, research costs amounted to $302,554 as compared to $2,220,697 for the six-month period ended January 31, 2020. The significant decrease relates to the slow down in clinical trials due the effects of COVID-19 and lack of funds, prior to the completion of the Nasdaq Financing.

General and Administrative Expenses

For the six-month period ended January 31, 2021, general and administrative expenses amounted to $514,329 as compared to $1,220,122 for the six month period ended January 31, 2020. The decrease is primarily due to a decrease of professional fees incurred in the prior period as part of our application for listing of the Company’s common shares on The Nasdaq Capital Market in the United States.

Share-based Compensation

For the six-month period ended January 31, 2021, share based compensation of $ nil as compared to $1,779 for the six-month period ended January 31, 2020.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Finance expense

For the six-month period ended January 31, 2021, finance expense amounted to $75,566 as compared to $6,208 for the six-month period ended January 31, 2020. Finance expense is incurred as a result of the receipt of interest bearing short terms loans, interest incurred on late payments to vendors, interest on government grants and accretion expenses. The increase is due to an issuance of a convertible loan and an increase in short-term loans.

Change in fair value of convertible debt

For the six-month period ended January 31, 2021, the increase in fair value of convertible debt amounted to $ nil as compared to $79,119 for the six-month period ended January 31, 2020. The movement during each period is based on the fair value at the end of the period.

Loss on extinguishment of debt

For the six-month period ended January 31, 2021, the Loss on extinguishment of debt amounted to $ 31,000 as compared to $ nil for the six-month period ended January 31, 2020.

Foreign Exchange Loss

For the six-month period ended January 31, 2021, the foreign exchange loss of $ nil as compared to $20,096 for the six-month period ended January 31, 2020. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in the United States and Canada, most of its monetary assets are held in Canadian dollars and most of its expenditures are made in US dollars. The Company has not hedged its exposure to currency fluctuations.

Loss for the period

The Company reported a loss for the six-month period ended January 31, 2021 of $923,449 as compared to a loss of $3,548,021 for the six-month period ended January 31, 2020. The primary reason for decrease in the loss in 2021 is due to the decrease in research and general and administration costs.

Comprehensive loss for the period

The Company reported a comprehensive loss for the six-month period ended January 31, 2021 of $716,046 as compared to a comprehensive loss of $3,559,216 for the six-month period ended January 31, 2020. The primary reason for decrease in the loss in 2021 is due to the decrease in research and general and administration costs.

The difference between net loss and comprehensive loss results from the foreign currency translation adjustment that arises upon the translation of the accounting records of the Company’s US subsidiary, whose functional currency is the US dollar into Canadian dollars for financial statement presentation purposes.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

5. Summary of Quarterly Results

The following is a summary of the Company’s quarterly results for the last eight quarters ended January 31, 2021:

	QUARTER ENDED
	January 31	October 31	July 31	April 30
	2021	2020	2020	2020
Total revenue	$-	$-	$-	$-
Net loss before income taxes	$(405,848)	$(517,601)	$(713,653)	$(700,649)
Net loss for the period	$(405,848)	$(517,601)	$(713,653)	$(700,649)
Basic loss per share	$(0.52)	$(0.67)	$(0.77)	$(1.16)

	QUARTER ENDED
	January 31	October 31	July 31	April 30
	2020	2019	2019	2019
Total revenue	$-	-	$-	$-
Net loss before income taxes	$(1,882,946)	$(1,646,973)	$(1,635,881)	$(1,522,646)
Net loss for the period	$(1,882,946)	$(1,646,973)	$(1,635,881)	$(1,522,646)
Basic loss per share	$(2.63)	$(2.44)	$(2.49)	$(2.62)

Net loss per quarter is primarily a function of the research and operational activity during that quarter. There is no seasonal trend. From the quarter ended April 2019 through to the current quarter ended January 31, 2021, the Company’s quarterly loss increased due to the costs incurred in the ongoing Phase I/IIa clinical trial. During the last three quarters, the trial slowed due to the effects of COVID-19 and a lack of funds.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

 6. Liquidity and Ability to Continue as a Going Concern

As at January 31, 2021, the Company has a working capital deficiency of $4,761,175 (July 31, 2020 – negative $4,548,526) and an accumulated deficit of $23,144,169 (July 31, 2020 - $22,326,312). The working capital deficiency limits the Company’s ability to fund operations. As a result, there is significant doubt about the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent on management raising sufficient working capital to maintain operations. During February 2021, the Company completed the Nasdaq Financing which resulted in the injection of gross proceeds of US$25 million. The Company will use these funds to pay off loans and accounts payable, to finance operations and advance the Company’s clinical program.

Six-month period ended January 31, 2021, compared to six months period ended January 31, 2020

During the six-month period ended January 31, 2021, the Company’s overall position of cash and cash equivalents decreased by $18,790 from the year ended July 31, 2020 (including effects of foreign exchange). This decrease in cash can be attributed to the following:

The Company’s net cash used in operating activities during the six-month period ended January 31, 2021 was $339,741 as compared to $1,226,477 for the six-month period ended January 31, 2020. This decrease is mostly due to a significant decrease in the operations of the Company.

Cash provided by financing activities for the six-month period ended January 31, 2021 was $296,950 as compared to $1,136,192 for the six-month period ended January 31, 2020. Cash provided in 2021 was from the receipt of a convertible loan and short terms loans. In the prior period cash was provided from two private placements, offset by the repayment of the unsecured convertible loan.

7. Capital Resources

At January 31, 2021, the Company’s capital resources consist primarily of cash.

8. Off Balance Sheet Arrangements

The Company has not entered into any off-Balance Sheet arrangements.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

9. Transactions Between Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As of January 31, 2021, included in accounts payable and accrued liabilities and short-term loans are amounts owing to a company controlled by an officer in the amount of $76,459 (July 31, 2020 - $52,500) for consulting fees and a short-term loan; and amounts owing to directors of $849,574 (July 31, 2020 - $602,287) for directors’ fees and short term loans.

During the three and six months period ended January 31, 2021 and 2020, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Three month period ended		Six month period ended
	January 31,		January 31,
	2021	2020	2021	2020

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$10,500	$10,500	$21,000	$21,000
b) Paid or accrued consulting fees to companies controlled by individual directors.	$9,565	$8,425	$19,565	$20,100
c) Paid or accrued wages and consulting fees to directors	$112,394	$142,659	$246,850	$285,545
d) Share based compensation to directors and officers	$-	$-	$-	$-

a.	Paid or accrued consulting to Ninety Six Capital Ltd, a company controlled by Gadi Levin, the Company’s CFO.

b.	Paid or accrued consulting to Stratpath Management Inc, a Company controlled by Mr. Vaughn C. Embro-Pantalony.

c.	Paid or accrued wages and directors’ fees to directors: Mr. Jamieson Bondarenko, Dr. Charles Wiseman, Dr. William V. Williams, and Dr. Rebecca Taub.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

10. Financial Instruments and Financial Risk Exposures

The Company’s financial instruments consist of cash, short term investments, amounts receivable, investments and accounts payable and accrued liabilities and short term loans. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Management understands that the Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates as its research operations are located in the United States, and the Company’s functional and presentation currency is the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The overall objectives of the Board are to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

The type of risk exposure and the way in which such exposure is managed is as follows:

a.	Credit risk

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments is remote.

b.	Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of January 31, 2021, the Company has a negative working capital balance of $4,761,175 (July 31, 2020 – negative working capital of $4,548,526), the Company has not yet achieved profitable operations and expects to incur further losses in the development of its products; The Company is dependent on obtaining financing to complete development, and upon future profitable operations from its clinical program. During February 2021, the Company completed the Nasdaq Financing which resulted in the injection of gross proceeds of US$25 million. The Company will use these funds to pay off loans and accounts payable, to finance operations and advance the Company’s clinical program.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

c.	Market Risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include both fixed and variable interest rates; however, the Company does not believe it is exposed to material interest rate risk.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in a foreign currency (mainly its research operations which are conducted primarily in the United States of America in US dollars) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its U.S. denominated accounts payable and cash. As of January 31, 2021, a 5% depreciation or appreciation of the U.S. dollar against the Canadian dollar would have resulted in an approximate $205,000 (July 31, 2020 - $175,000) decrease or increase, respectively, in total loss and comprehensive loss.

d.	Fair Values

The carrying values of short-term investments, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity.

The cash, short term investments and investments are valued using quoted market prices in active markets.

11. Critical Estimates and Judgements

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

●	The series of loans made to the subsidiary company are considered part of the parent company’s net investment in a foreign operation as the Company does not plan to settle these balances in the foreseeable future. As a result of this assessment, the unrealized foreign exchange gains and losses on the intercompany loans are recorded through comprehensive loss. If the Company determined that settlement of these amounts was planned or likely in the foreseeable future, the resultant foreign exchange gains and losses would be recorded through profit or loss.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

●	The change in the fair value of the unsecured convertible loan is based on an estimate determined by the Black-Scholes Model.

●	Preparation of the consolidated financial statement on going concern basis, which contemplates the realization of assets and payments of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

●	Intangible assets are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

12. New Accounting Policies Adopted

No new accounting polices were adopted during the three and six months period ended January 31, 2021.

13. Commitments

The Company’s lease arrangement for office space in Berkeley, California ended January 31, 2021 and the lease commitment is currently on a monthly basis in the amount of approximately $3,500 per month through to December 31, 2022.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

14. Other Information

The following details the common shares, warrants, compensation warrants, and stock options, warrants outstanding as of the date of this MD&A.

Common Shares

Authorized: Unlimited common shares, without par value
Issued and outstanding shares as at March 31, 2021:	5,814,315

Share Purchase Warrants

Number	Exercise	Exercisable At	Expiry
Of Warrants	Price	March 31, 2021	Date

11,404	$90	11,404	April 26, 2021
26,050	$36	26,050	October 2021-July 2022
69,188	$36	69,188	November 16, 2025
106,642		106,642

Compensation Warrants

Number Of
Compensation	Exercise	Exercisable
Warrants	Price	March 31, 2021	Expiry Date
912	$90	912	April 26, 2021 (i)
4,890	$5.42	4,890	November 16, 2025
5,802		5,802

i.	Each compensation warrant can be exercised at $90 into one unit of BriaCell comprising one common share and one share purchase warrant. Each resultant share purchase warrant acquired can be exercised into an additional common share of BriaCell at $105 if exercised by April 26, 2021.

Stock Options

Number of Options	Exercise Price	Exercisable At March 31, 2021	Expiry Date
667	$77	667	November 4, 2025
1,667	$60	1,667	March 10, 2022
6,719	$42	6,719	May 1, 2021
833	$42	833	July 1, 2023
166	$21	166	September 9, 2024
617,300	$5.44	617,300	March 29, 2026
635,352		635,352

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

15. Risks and Uncertainties

History of Operating Losses

BriaCell is a development stage corporation that to date has not recorded any revenues from the sale of diagnostic or therapeutic products. Since incorporation, BriaCell has accumulated net losses and expects such losses to continue as it commences product and pre-clinical development and eventually enters into license agreements for its technology. Management expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations. BriaCell has neither a history of earnings nor has it paid any dividends and it is unlikely to pay dividends or enjoy earnings in the immediate or foreseeable future.

Early Stage Development

The Company expects to spend a significant amount of capital to fund research and development. As a result, the Company expects that its operating expenses will increase significantly and, consequently, it will need to generate significant revenues to become profitable. Even if the Company does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Company cannot predict when, if ever, it will be profitable. There can be no assurances that the Intellectual Property of BriaCell, or other technologies it may acquire, will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed. The Company will be undertaking additional laboratory studies or trials with respect to the Intellectual Property of BriaCell, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Ability to Manage Growth

Anticipated growth in all areas of BriaCell’s business is expected to continue to place, a significant strain on its managerial, operational and technical resources. The Company expects operating expenses and staffing levels to increase in the future. To manage such growth, the Company must expand its operational and technical capabilities and manage its employee base while effectively administering multiple relationships with various third parties. There can be no assurance that the Company will be able to manage its expanding operations effectively. Any failure to implement cohesive management and operating systems, to add resources on a cost-effective basis or to properly manage the Company’s expansion could have a material adverse effect on its business and results of operations.

Unproven Market

The Company believes that the anticipated market for its potential products and technologies if successfully developed will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Manufacturing, Pharmaceutical Development and Marketing Capability

The Company does not expect to have any in-house manufacturing, pharmaceutical development or marketing capability. To be successful, a product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and in reasonable time frames and at accepted costs. The Company intends to contract with third parties to develop its products. No assurance can be given that the Company or its suppliers will be able to meet the supply requirements in respect of the product development or commercial sales.

Production of therapeutic products may require raw materials for which the sources and amount of supply are limited, or may be hindered by quality or scheduling issues in respect of the third party suppliers over which the Company has limited control. An inability to obtain adequate supplies of raw materials could significantly delay the development, regulatory approval and marketing of a product. The Company has limited in-house personnel to internally manage all aspects of product development, including the management of multi-center clinical trials. The Resulting Issuer is significantly reliant on third party consultants and contractors to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Company’s success.

To be successful, an approved product must also be successfully marketed. The market for the Company’s product being developed by the Company may be large and will require substantial sales and marketing capability. At the present time, the Company has no internal capability to market pharmaceutical products. The Company intends to enter into one or more strategic partnerships or collaborative arrangements with pharmaceutical companies or other companies with marketing and distribution expertise to address this need. If necessary, the Company will establish arrangements with various partners for geographical areas. There can be no assurance that the Company can market, or can enter into a satisfactory arrangement with a third party to market a product in a manner that would assure its acceptance in the market place.

However, if a satisfactory arrangement with a third party to market and/or distribute a product is obtained; the Company will be dependent on the corporate collaborator(s) who may not devote sufficient time, resources and attention to the Company’s programs, which may hinder efforts to market the products.

Should the Company not establish marketing and distribution strategic partnerships and collaborative arrangements on acceptable terms, and undertake some or all of those functions, the Company will require significant additional human and financial resources and expertise to undertake these activities, the availability of which is not guaranteed.

The Company will rely on third parties for the timely supply of raw materials, equipment, contract manufacturing, and formulation or packaging services. Although the Company intends to manage these third party relationships to ensure continuity and quality, some events beyond the Company’s control could result in complete or partial failure of these goods and services. Any such failure could have a material adverse effect on the financial conditions and result of operation of the Company.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Pre-Clinical Studies and Initial Clinical Trials are not Necessarily Predictive of Future Results

Pre-clinical tests and Phase I/II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. Any pre-clinical data and the clinical results obtained for BriaCell’s technology may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in the commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities to meet the needs of the Company’s business. The Company will be dependent on third-party manufacturers for the pharmaceutical products that it markets. An inability to obtain raw materials or product supply could have a material adverse impact on the Company’s business, financial condition and results of operations.

Liquidity and Need for Additional Capital and Access to Capital Markets

The Company anticipates that additional capital will be required to complete its current research and development programs. It is anticipated that future research, additional pre-clinical and toxicology studies and manufacturing initiatives, including that to prepare for market approval and successful product market launch will require additional funds. Further financing may dilute the current holdings of Shareholders and may thereby result in a loss for the shareholders. There can be no assurance that the Company will be able to obtain adequate financing, or financing on terms that are reasonable or acceptable for these or other purposes, or to fulfill the Company’s obligations under various license agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further research and development of the Company’s technologies with the possible loss of license rights to these technologies.

Although the Company’s common shares are listed for trading on the TSXV, there can be no assurance that a liquid market will exist which may have an adverse effect on the market price of the Company’s common shares.

Competition

The market for BriaCell’s technology is highly competitive. The Company will compete with other research teams who are also examining potential therapeutics with regards to autoimmune diseases and disorders. Many of its competitors have greater financial and operational resources and more experience in research and development than the Company. These and other companies may have developed or could in the future develop new technologies that compete with the BriaCell’s technologies or even render its technologies obsolete. Competition in BriaCell’s markets is primarily driven by timing of technological introductions; ability to develop, maintain and protect proprietary products and technologies; and expertise of research and development team.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Dependence on Third Parties

Due to the complexity of the process of developing pharmaceutical products which includes immunotherapeutic products and therapeutic vaccines, the Company’s business may depend on arrangements with pharmaceutical and biotechnology companies, corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, technology rights, manufacturing, marketing and commercialization of its products. Such agreements could obligate the Company to diligently bring potential products to market, make milestone payments and royalties that, in some instances, could be substantial, and incur the costs of filing and prosecuting patent applications. There can be no assurance that the Company will be able to establish or maintain collaborations that are important to its business on favorable terms, or at all.

A number of risks arise from the Company’s potential dependence on collaborative agreements with third parties. Product development and commercialization efforts could be adversely affected if any collaborative partner terminates or suspends its agreement with the Company, causes delays, fails to on a timely basis develop or manufacture in adequate quantities a substance needed in order to conduct clinical trials, fails to adequately perform clinical trials, determines not to develop, manufacture or commercialize a product to which it has rights, or otherwise fails to meet its contractual obligations. The Company’s collaborative partners could pursue other technologies or develop alternative products that could compete with the products the Company is developing.

The Company has signed Non-Disclosure Agreements (“NDA”) with many different third parties as is customary in the industry. There is no guarantee that, despite the terms of the NDA which bind third parties, the Company will ultimately be able to prevent from such third parties from breaching their obligations under the NDA. Use of the Company’s confidential information in an unauthorized manner is likely to negatively affect the Company.

Intellectual Property

BriaCell’s success depends to a significant degree upon its ability to develop, maintain and protect proprietary products and technologies. BriaCell files patent applications in the United States as part of its strategy to protect its Intellectual Property. However, patents provide only limited protection of BriaCell’s Intellectual Property. The assertion of patent protection involves complex legal and factual determinations and is therefore uncertain and expensive. BriaCell cannot provide assurances that patents will be granted with respect to any of its pending patent applications, that the scope of any of its patents will be sufficiently broad to offer meaningful protection, or that it will develop additional proprietary technologies that are patentable. BriaCell’s current patents could be successfully challenged, invalidated or circumvented. This could result in BriaCell’s patent rights failing to create an effective competitive barrier. Losing a significant patent or failing to get a patent to issue from a pending patent application that BriaCell considers significant could have a material adverse effect on the Company’s business. The laws governing the scope of patent coverage in various countries continue to evolve. The laws of some foreign countries may not protect BriaCell’s intellectual property rights to the same extent as the laws of United States. BriaCell holds patents only in selected countries. Therefore, third parties may be able to replicate BriaCell technologies covered by BriaCell’s patents in countries in which it does not have patent protection.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Litigation to Protect the Company’s Intellectual Property

The Company’s future success and competitive position depends in part upon its ability to maintain its Intellectual Property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to the Company will not be challenged. The Company’s ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who it believes to be infringing its rights. In addition, enforcement of the Company’s patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, the Company’s involvement in intellectual property litigation could have a material adverse effect on its ability to distribute any products that are the subject of such litigation. In addition, the Company’s involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use responsibilities, whether or not such litigation is resolved in the Company’s favor.

Legal Proceedings

In the course of the Company’s business, the Company may from time to time have access to confidential or proprietary information of third parties, and these parties could bring a claim against the Company asserting that it has misappropriated their technologies and had improperly incorporated such technologies into the Company’s products.

Due to these factors, there remains a constant risk of intellectual property litigation affecting the Company’s business. In the future, the Company may be made a party to litigation involving intellectual property matters and such actions, if determined adversely, could have a material adverse effect on the Company.

Dependence upon Management

Although the Company is expected to have experienced senior management and personnel, the Company will be substantially dependent upon the services of a few key personnel, particularly Dr. Charles Wiseman and Dr. William V. Williams and the professionals for the successful operation of its business. Phase I of the Company’s research and development is planned to be completed by qualified professionals and is expected to concentrate on engaging the pharmaceutical companies for the licensing of the new vaccine candidates. The loss of the services of any of these personnel could have a material adverse effect on the business of the Company. The Company may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high technology enterprises, including biotechnology, and healthcare companies, universities and non-profit research institutions. If it loses any of these persons, or is unable to attract and retain qualified personnel, its business, financial condition and results of operations may be materially and adversely affected.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Other legislation or regulatory proposals may affect the Company’s revenues and profitability.

Existing and proposed changes in the laws and regulations affecting public companies may cause the Company to incur increased costs as the Company evaluates the implications of new rules and responds to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available.

The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Company’s board of directors, or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Company’s general and administrative costs to increase beyond what the Company currently has planned. Although the Company evaluates and monitors developments with respect to new rules and laws, the Company cannot predict or estimate the amount of the additional costs the Company may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render the Company compliant with such new rules and laws.

If the Company experiences a data security breach and confidential information is disclosed, the Company may be subject to penalties and experience negative publicity

The Company and its customers could suffer harm if personal and health information were accessed by third parties due to a system security failure. The collection of data requires the Company to receive and store a large amount of personally identifiable data. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting legislative proposals addressing data privacy and security. The Company may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if information security policies and procedures are not effective or if the Company is required to defend its methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling such information could have a material adverse effect on the Company’s business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Effects of COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

16. MD&A Preparation

This MD&A was prepared as of March 31, 2021. This MD&A should be read in conjunction with the consolidated financial statements for three and six month periods ended January 31, 2021. This MD&A is intended to assist the reader’s understanding of BriaCell Therapeutics Corp. and its operations, business, strategies, performance and future outlook from the perspective of management. The documents mentioned above, as well as news releases and other important information may be viewed through the SEDAR website at www.sedar.com.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and six months period ended January 31, 2021

Managements Responsibility for Financial Statements

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

BriaCell’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating and internal control matters. The Audit Committee receives a report from the independent auditors annually, and is free to meet with them throughout the year.